Exhibit 99.2
STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $45.9 MILLION
FOR THE FIRST QUARTER OF 2023
DECLARES QUARTERLY DIVIDEND OF $0.35 PER SHARE
AND RENEWS SHARE REPURCHASE PROGRAM OF UP TO $50.0 MILLION

ATHENS, GREECE, May 16, 2023 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the first quarter of 2023. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to "we," "us," "our," or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)
	First quarter 2023	First quarter 2022
Voyage Revenues	$224,035	$360,883
Net income	$45,875	$170,364
Adjusted Net income (1)	$37,077	$175,562
Net cash provided by operating activities	$83,190	$229,156
EBITDA (2)	$94,391	$220,683
Adjusted EBITDA (2)	$84,802	$225,881
Earnings per share diluted	$0.44	$1.67
Adjusted earnings per share diluted (1)	$0.36	$1.72
Dividend per share for the relevant period	$0.35	$1.65
Average Number of Vessels	127.6	128.0
TCE Revenues (3)	$156,100	$304,904
Daily Time Charter Equivalent Rate ("TCE") (3)	$14,199	$27,405
Daily OPEX per vessel (4)	$4,858	$4,988
Daily OPEX per vessel (excl. non recurring expenses) (4)	$4,696	$4,747
Daily Net Cash G&A expenses per vessel (5)	$1,059	$1,065
          _________

(1)
Adjusted Net income and Adjusted earnings per share are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (which excludes non-recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as, increased costs due to the COVID-19 pandemic or pre-delivery expenses, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to, the General and Administrative expenses (net of share-based compensation expense and other non-cash charges) and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

 “Star Bulk was profitable for the first quarter of 2023, the seasonally weakest period of the year, reporting Net Income of $45.9 million and a TCE of $14,199. On the basis of our dividend policy, our Board of Directors has approved a dividend of $0.35 / share, representing our ninth consecutive quarterly payment. Since the beginning of 2021, the Company has returned over $1 billion to shareholders through dividends and share buybacks.

Looking at our fleet, we took advantage of the increase in vessel values and agreed to opportunistically sell two 2011 built Capesize vessels, the Star Borealis and Star Polaris. We also agreed with the war risk insurers of the Star Pavlina that the vessel became a constructive total loss, given its prolonged detainment in Ukraine following the ongoing conflict between Russia and Ukraine. Looking towards fleet renewal and increased fuel efficiency, we have secured seven long-term charter-in EEDI-Phase 3 latest generation eco vessels, built at first class shipyards, six of which are expected to be delivered during 2024.

We are also very positive as far as our cooperation with the Iron Ore Consortium on Green Corridors is concerned. Our recent study showed that ships powered by clean ammonia could carry iron ore from Australia to East Asia as soon as 2028 and could reach 5% of that market by 2030, assuming broad acceptance of ammonia as a fuel.

We are optimistic about the medium term prospects of the dry bulk market given the favorable order book and upcoming environmental regulations. We believe Star Bulk remains well positioned, with a strong balance sheet and a fully scrubber fitted fleet, to take advantage of the positive market backdrop and continue creating value for its shareholders.”

Recent Developments

Declaration of Dividend

As of March 31, 2023, our aggregate amount of cash on our balance sheet was $254.6 million and after giving effect to the share repurchases and the prepayments of debt in connection with the changes in our fleet as described below, that took place during the first quarter of 2023, the cash available for distribution under our dividend policy was $306.0 million. Taking into account the Minimum Cash Balance per Vessel, as defined in our 2022 annual report, on May 16, 2023, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.35 per share, payable on or about June 27, 2023 to all shareholders of record as of June 7, 2023. The ex-dividend date is expected to be June 6, 2023.

Share Repurchase Program and Shares Outstanding Update

In March 2023, we repurchased 331,223 common shares in open market transactions at an average price of $21.12 per share for an aggregate consideration of $7.0 million pursuant to the $50.0 million share repurchase program announced in August 2021. In addition, in April 2023, we repurchased 200,000 common shares in open market transactions at an average price of $20.74 per share for an aggregate consideration of $4.15 million, pursuant to the abovementioned share repurchase program. All of the abovementioned shares were cancelled and removed from our share capital as of the date of this release.

On May 16, 2023, our Board of Directors cancelled the previous share repurchase program under which $8.5 million was still outstanding and authorized a new share repurchase program of up to an aggregate of $50.0 million (“Share Repurchase Program”). The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares. The Share Repurchase Program has no expiration date and may be suspended or terminated by our Board of Directors at any time without prior notice. We will cancel common shares repurchased as part of this program.

As of today, we have 102,881,065 shares outstanding.

Fleet Update

During the first quarter of 2023, we agreed with the war risk insurers of the vessel Star Pavlina, that the vessel became a constructive total loss as of February 24, 2023, given its prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022. As of the date of this release, we have collected the corresponding insurance value of this vessel.

On March 24, 2023, we agreed to sell the vessels Star Borealis and Star Polaris. The Star Borealis was delivered to its new owner with the respective sale proceeds being collected on May 4, 2023, while the delivery of Star Polaris is expected to occur by the end of May or early June 2023.

As of the date of this release, we have entered into long-term charter-in arrangements with respect to four Kamsarmax newbuildings and two Ultramax newbuildings which are expected to be delivered during 2024 with an approximate duration of seven years per vessel plus optional years. In addition, in November 2021 we took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028. Please see below a summary table of the respective contracts:

#	Name	DWT	Built	Yard	Country	Delivery / Estimated Delivery (1)	Minimum Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 2021	November 2028
2	NB Kamsarmax # 1	82,000	2024	Tsuneishi	Japan	Q1 - 2024	7 years
3	NB Kamsarmax # 2	82,000	2024	Tsuneishi	Japan	Q4 - 2024	7 years
4	NB Kamsarmax # 3	82,000	2024	JMU	Japan	Q2 - 2024	7 years
5	NB Kamsarmax # 4	82,000	2024	JMU	Japan	Q3 - 2024	7 years
6	NB Ultramax #1	66,000	2024	Tsuneishi, Cebu	Philippines	Q1 - 2024	7 years
7	NB Ultramax #2	66,000	2024	Tsuneishi, Cebu	Philippines	Q4 - 2024	7 years
		640,000

(1) As of the date of this release, we have also entered into a charter-in agreement for the vessel Tai Kudos which is expected to be redelivered to its owners in October 2023.

Financing

In March 2023, we entered into a committed termsheet with Nordea Bank Abp for a loan facility of up to $50.0 million (the “Nordea $50.0 million Facility”). The facility will be used to refinance the outstanding amounts under the loan agreements of the vessels Star Eleni and Star Leo and is expected to be drawn by the end of June 2023. The outstanding amount of the pre-existing loan facilities for the two vessels of $42.3 million was prepaid on May 2, 2023. The Nordea $50.0 million Facility is expected to be drawn in two tranches and will mature 5 years after the drawdown and will be secured by first priority mortgages on the Star Eleni and Star Leo.

In March 2023, we entered into a committed termsheet with Skandinaviska Enskilda Banken AB for a loan facility of up to $30.0 million (the “SEB $30.0 million Facility”). The facility amount will be used to replenish the cash used in May 2023 to prepay the outstanding amount of $25.1 million in aggregate under the loan agreement and lease agreement for each of the vessels Star Aquarius and Star Pisces, respectively, and is expected to be drawn in May 2023. The SEB $30.0 million Facility is expected to be drawn in two tranches and will mature 5 years after the drawdown and will be secured by first priority mortgages on the Star Aquarius and Star Pisces.

The financing arrangements discussed above contain financial and other covenants substantially similar to those covenants described in Item 5 of our 2022 annual report regarding our credit facilities.

Excess debt proceeds drawn from the new facilities described above will be used to prepay debt in other Star Bulk debt facilities.

In March 2023 we prepaid the outstanding debt under the facilities financing the vessels Star Pavlina, Star Borealis and Star Polaris for an aggregate amount of $44.4 million.

Following the completion of the $509.9 million of new refinancings that we performed during 2022 and 2023, we have 13 unlevered vessels and we expect to save approximately $6.7 million per year in interest costs from more competitive margins.

As of today, following a number of interest rates swaps we have entered into, we have an outstanding total notional amount of $636.5 million under our financing agreements with an average fixed rate of 45 bps and an average maturity of 1.0 year. As of March 31, 2023 the Mark-to-Market value of our outstanding interest rate swaps stood at $26.2 million.  The above interest rate swaps are designated and qualify for hedge accounting, except for one which matures in August 2023.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

For the first quarter of 2023 our TCE rate per main vessel categories was as follows:
Capesize / Newcastlemax Vessels:	$16,807 per day.
Post Panamax / Kamsarmax / Panamax Vessels:	$13,904 per day.
Ultramax / Supramax Vessels:	$12,393 per day.

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 103,381,943 and 102,257,673 weighted average diluted shares for the first quarter of 2023 and 2022, respectively.

First Quarter 2023 and 2022 Results

For the first quarter of 2023, we had a net income of $45.9 million, or $0.44 earnings per share, compared to a net income for the first quarter of 2022 of $170.4 million, or $1.67 earnings per share. Adjusted net income, which excludes certain non-cash items, was $37.1 million, or $0.36 earnings per share, for the first quarter of 2023, compared to an adjusted net income of $175.6 million for the first quarter of 2022, or $1.72 earnings per share.

Net cash provided by operating activities for the first quarter of 2023 was $83.2 million, compared to $229.2 million for the first quarter of 2022. Adjusted EBITDA, which excludes certain non-cash items, was $84.8 million for the first quarter of 2023, compared to $225.9 million for the first quarter of 2022.

Voyage revenues for the first quarter of 2023 decreased to $224.0 million from $360.9 million in the first quarter of 2022 and Time charter equivalent revenues (“TCE Revenues”)1 were $156.1 million for the first quarter of 2023, compared to $304.9 million for the first quarter of 2022. TCE rate for the first quarter of 2023 was $14,199 compared to $27,405 for the first quarter of 2022 which is indicative of the weaker market conditions prevailing during the recent quarter.

For the first quarters of 2023 and 2022, vessel operating expenses were $55.8 million and $57.5 million, respectively. Vessel operating expenses for the first quarter of 2023 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 related restrictions, estimated to be $1.4 million. In addition, we incurred $0.5 million of additional operating expenses due to change of management of certain vessels from third party to in-house. Vessel operating expenses for the first quarter of 2022 included COVID-19 related expenses of $2.8 million. Excluding non-recurring expenses such as increased costs due to the COVID-19 pandemic and pre-delivery and pre-joining expenses due to change of management, our daily operating expenses per vessel decreased to $4,696 for the first quarter of 2023 from $4,747 for the first quarter of 2022.

Drydocking expenses for the first quarters of 2023 and 2022, were $8.0 million and $8.7 million, respectively. During the first quarter of 2023, five vessels completed their periodic dry docking surveys while during the corresponding period in 2022, eight vessels completed their periodic dry docking surveys.

General and administrative expenses for the first quarters of 2023 and 2022 were $11.7 million and $8.8 million, respectively, primarily due to the increase in the stock based compensation expense to $3.4 million from $1.2 million. Vessel management fees for the first quarter of 2023 decreased to $4.2 million from $4.8 million in the corresponding period of 2022 due to the change of management of certain vessels, from third party to in-house as described above. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the first quarters of 2023 and 2022 were $1,059 and $1,065, respectively.

Depreciation expense decreased to $35.1 million for the first quarter of 2023 compared to $38.5 million for the corresponding period in 2022. The decrease is primarily driven by the change in the estimated scrap rate per light weight tonnage from $300 to $400 effective January 1, 2023, which resulted in lower depreciation expense by $3.9 million.

During the first quarter of 2023, an impairment loss of $7.7 million was incurred, resulting from the agreement to sell the vessels Star Borealis and Star Polaris described above as part of our fleet update.

Other operational gain for the first quarter of 2023 of $33.2 million includes a) gains from insurance proceeds relating to Star Pavlina’s total loss discussed in our fleet update above of $28.2 million, b) daily detention compensation for Star Pavlina pursuant to its war risk insurance policy of $2.7 million in aggregate as well as c) other gains from insurance claims relating to other vessels of $2.3 million in aggregate.

Our results for the first quarter of 2023 include a loss on write-down of inventories of $2.2 million resulting from the valuation of the bunkers remaining on board our vessels as a result of their lower net realizable value compared to their historical cost.

Interest and finance costs for the first quarters of 2023 and 2022 were $15.7 million and $12.1 million, respectively. The driving factor for this increase is the significant increase in variable interest rates, which was partially offset by the positive effect from our interest rate swaps and the decrease in our weighted average outstanding indebtedness.

Interest income and other income for the first quarter of 2023 amounted to $3.1 million, compared to an interest income and other income, of $0.3 million in the first quarter of 2022. This variation is mainly due to higher interest earned from fixed deposits during the first quarter of 2023 and higher foreign exchange gains recognized in the same period compared to the first quarter of 2022.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	First quarter 2023	First quarter 2022

Revenues:
Voyage revenues	$224,035	$360,883
Total revenues	224,035	360,883

Expenses:
Voyage expenses	(67,492)	(53,404)
Charter-in hire expenses	(6,615)	(4,012)
Vessel operating expenses	(55,785)	(57,466)
Dry docking expenses	(8,007)	(8,727)
Depreciation	(35,069)	(38,461)
Management fees	(4,244)	(4,839)
Loss on bad debt	(300)	-
General and administrative expenses	(11,665)	(8,765)
Gain/(Loss) on forward freight agreements and bunker swaps, net	1,308	(2,623)
Impairment loss	(7,700)	-
Other operational loss	(155)	(614)
Other operational gain	33,233	267
Loss on write-down of inventory	(2,166)	-

Operating income	59,378	182,239

Interest and finance costs	(15,702)	(12,082)
Interest income and other income/(loss)	3,149	261
Gain/(Loss) on interest rate swaps, net	(372)	-
Gain/(Loss) on debt extinguishment, net	(419)	-
Total other expenses, net	(13,344)	(11,821)

Income before taxes and equity in income/(loss) of investee	$46,034	$170,418

Income taxes	(103)	(37)

Income before equity in income/(loss) of investee	45,931	170,381

Equity in income/(loss) of investee	(56)	(17)

Net income	$45,875	$170,364

Earnings per share, basic	$0.45	$1.67
Earnings per share, diluted	$0.44	$1.67
Weighted average number of shares outstanding, basic	102,974,041	101,981,583
Weighted average number of shares outstanding, diluted	103,381,943	102,257,673

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	March 31, 2023	December 31, 2022
Cash and cash equivalents and resticted cash, current	$252,547	284,323
Other current assets	257,139	217,769
TOTAL CURRENT ASSETS	509,686	502,092

Vessels and other fixed assets, net	2,818,233	2,881,551
Restricted cash, non current	2,021	2,021
Other non-current assets	42,197	47,960
TOTAL ASSETS	$3,372,137	$3,433,624

Current portion of long-term bank loans and lease financing	$204,358	$181,947
Other current liabilities	106,458	100,608
TOTAL CURRENT LIABILITIES	310,816	282,555

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $10,611 and $11,694, respectively)	1,041,612	1,103,233
Other non-current liabilities	27,184	28,494
TOTAL LIABILITIES	$1,379,612	$1,414,282

SHAREHOLDERS' EQUITY	1,992,525	2,019,342

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,372,137	$3,433,624

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Three months ended March 31, 2023	Three months ended March 31, 2022
Net cash provided by / (used in) operating activities	$83,190	$229,156

Acquisition of other fixed assets	(69)	(101)
Capital expenditures for vessel modifications/upgrades	(5,320)	(6,313)
Hull and machinery insurance proceeds	358	1,600
Net cash provided by / (used in) investing activities	(5,031)	(4,814)

Proceeds from vessels' new debt	47,000	-
Scheduled vessels' debt repayment	(42,850)	(52,756)
Debt prepayment due to vessel total loss and sales	(44,443)	-
Financing and debt extinguishment fees paid	(587)	-
Proceeds from issuance of common stock	-	4,350
Repurchase of common shares	(7,005)	-
Dividend paid	(62,050)	(204,801)
Net cash provided by / (used in) financing activities	(109,935)	(253,207)

Summary of Selected Data

	First quarter 2023	First quarter 2022
Average number of vessels (1)	127.6	128.0
Number of vessels (2)	127	128
Average age of operational fleet (in years) (3)	11.2	10.1
Ownership days (4)	11,483	11,520
Available days (5)	10,994	11,126
Charter-in days (6)	247	199
Daily Time Charter Equivalent Rate (7)	$14,199	$27,405
Daily OPEX per vessel (8)	$4,858	$4,988
Daily OPEX per vessel (excl. non recurring expenses) (8)	$4,696	$4,747
Daily Net Cash G&A expenses per vessel (9)	$1,059	$1,065

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of the periods reported.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management  and vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in vessels, not owned by us.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of voyage revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.
 (8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses or other additional expenses due to conditions outside of the Company’s control (such as pre-delivery expenses for each vessel at acquisition or at change of management or increased costs due to the COVID-19 pandemic, if any ) by Ownership days. We exclude non-recurring expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (excluding non-recurring expenses) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of non-recurring items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded.
(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA herein since it is a basis upon which we assess our liquidity position. It is also used by our lenders as a measure of our compliance with certain loan covenants and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels, share based compensation expense, impairment loss, loss from bad debt, change in fair value of forward freight agreements and bunker swaps and the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	First quarter 2023	First quarter 2022
Net cash provided by/(used in) operating activities	$83,190	$229,156
Net decrease / (increase) in current assets	(4,411)	6,119
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	(6,004)	(19,801)
Impairment loss	(7,700)	-
Gain/(Loss) on debt extinguishment, net	(419)	-
Share – based compensation	(3,446)	(1,233)
Amortization of debt (loans and leases) issuance costs	(1,043)	(1,339)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	(4,864)	(4,060)
Total other expenses, net	13,344	11,821
Gain from insurance proceeds relating to vessel total loss	28,163	-
Loss on bad debt	(300)	-
Income tax	103	37
Loss on write-down of inventory	(2,166)	0
Equity in income/(loss) of investee	(56)	(17)
EBITDA	$94,391	$220,683

Equity in (income)/loss of investee	56	17
Unrealized (gain)/loss on forward freight agreements and bunker swaps	4,864	4,060
Loss on write-down of inventory	2,166	-
Gain from insurance proceeds relating to vessel total loss	(28,163)	-
Share-based compensation	3,446	1,233
Loss on bad debt	300	-
Impairment loss	7,700	-
Other non-cash charges	42	(112)
Adjusted EBITDA	$84,802	$225,881

Net income and Adjusted Net income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net Income and Adjusted Earnings Per Share from Net Income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies.

(Expressed in thousands of U.S. dollars except for share and per share data)
	First quarter 2023	First quarter 2022
Net income	$45,875	$170,364
Loss on bad debt	300	-
Share – based compensation	3,446	1,233
Other non-cash charges	42	(112)
Unrealized (gain) / loss on forward freight agreements and bunker swaps, net	4,864	4,060
Unrealized (gain) / loss on interest rate swaps, net	372	-
Impairment loss	7,700	-
Gain from insurance proceeds relating to vessel total loss	(28,163)	-
Loss on write-down of inventory	2,166	-
(Gain)/Loss on debt extinguishment, net (non-cash)	419	-
Equity in (income)/loss of investee	56	17
Adjusted Net income	$37,077	$175,562
Weighted average number of shares outstanding, basic	102,974,041	101,981,583
Weighted average number of shares outstanding, diluted	103,381,943	102,257,673
Adjusted Basic and Diluted Earnings Per Share	$0.36	$1.72

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	First quarter 2023	First quarter 2022
Voyage revenues	$224,035	$360,883
Less:
Voyage expenses	(67,492)	(53,404)
Charter-in hire expenses	(6,615)	(4,012)
Realized gain/(loss) on FFAs/bunker swaps, net	6,172	1,437
Time Charter equivalent revenues	$156,100	$304,904

Available days	10,994	11,126
Daily Time Charter Equivalent Rate ("TCE")	$14,199	$27,405

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	First quarter 2023	First quarter 2022
General and administrative expenses	$11,665	$8,765
Plus:
Management fees	4,244	4,839
Less:
Share – based compensation	(3,446)	(1,233)
Other non-cash charges	(42)	112
Net Cash G&A expenses	$12,421	$12,483

Ownership days	11,483	11,520
Charter-in days	247	199
Daily Net Cash G&A expenses per vessel	$1,059	$1,065

Conference Call details:
Our management team will host a conference call to discuss our financial results on Wednesday, May 17, 2023 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13738660. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of May 16, 2023 and as adjusted for the delivery of Star Polaris to its new owner as discussed above, Star Bulk operates a fleet of 125 vessels, with an aggregate capacity of 13.6 million dwt, consisting of 17 Newcastlemax, 20 Capesize, 2 Mini Capesize, 7 Post Panamax, 40 Kamsarmax, 2 Panamax, 20 Ultramax and 17 Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.

Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”“would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing novel coronavirus (“COVID-19”) pandemic (and variants that may emerge); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing  and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars” and the ongoing conflict between Russia and Ukraine; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned and upon the expected terms and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts
Company:	Investor Relations / Financial Media:
Simos Spyrou, Christos Begleris	Nicolas Bornozis
Co ‐ Chief Financial Officers	President
Star Bulk Carriers Corp.	Capital Link, Inc.
c/o Star Bulk Management Inc.	230 Park Avenue, Suite 1536
40 Ag. Konstantinou Av.	New York, NY 10169
Maroussi 15124	Tel. (212) 661‐7566
Athens, Greece	E‐mail: starbulk@capitallink.com
Email: info@starbulk.com	www.capitallink.com
www.starbulk.com